Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-277784
September 23, 2025

$300,000,000 4.700% Senior Notes due 2030

TERM SHEET
____________________________

Issuer:	Horace Mann Educators Corporation
Title of Securities:	4.700% Senior Notes due 2030
Security Types:	Senior Unsecured Notes
Legal Format:	SEC Registered
Expected Ratings:*	Moody’s: Baa2 (stable) / S&P: BBB (stable) / Fitch: BBB (stable)
Principal Amount:	$300,000,000
Trade Date:	September 23, 2025
Settlement Date:	September 26, 2025 (T+3)**
Interest Payment Dates:	Semi-annually in arrears on each April 1 and October 1, commencing April 1, 2026
Maturity Date:	October 1, 2030
Public Offering Price:	99.462% of the principal amount, plus accrued and unpaid interest, if any, from September 26, 2025
Coupon:	4.700%
Benchmark Treasury:	3.625% due August 31, 2030
Benchmark Treasury Price / Yield:	99-25 ¼ + / 3.672%
Re-offer Spread to Benchmark Treasury:	+ 115 bps
Yield-to-Maturity:	4.822%
Net Proceeds to Issuer (before expenses):	$296,586,000
Optional Redemption
Make Whole Call:	Prior to September 1, 2030 (the date that is one month prior to the maturity date), T + 20 bps
Par Call:	On or after September 1, 2030 (the date that is one month prior to the maturity date)

CUSIP / ISIN:	440327AM6 / US440327AM65
Denominations / Multiple:	Minimum of $2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	PNC Capital Markets LLC BMO Capital Markets Corp. J.P. Morgan Securities LLC
Co-Managers:	KeyBanc Capital Markets Inc. Raymond James & Associates, Inc. Citizens JMP Securities, LLC Piper Sandler & Co. Comerica Securities, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting PNC Capital Markets LLC toll-free at (855) 881-0697, BMO Capital Markets Corp., at (888) 200-0266, or J.P. Morgan Securities LLC collect at (212) 834-4533.

* Note: A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

** Note: It is expected that the delivery of the notes will be made against payment therefor on or about September 26, 2025, which will be the third business day after the date of the prospectus supplement. Under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the first business day preceding the Settlement Date will be required, by virtue of the fact that the notes will settle in three business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

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